UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES ACT OF 1934
For the month of August, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

IONA Technologies PLC
(“IONA” or the “Company”)
Voting Rights — Notification in accordance with Regulation 79(7) of the Transparency (Directive 2004/109/EC) Regulations 2007
1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: IONA Technologies PLC

2.	Reason for the notification: Notification of voting rights as at 13 June 2007 in accordance with Regulation 79(7) of the Transparency (Directive 2004/109/EC) Regulations 2007 (Transitional Provisions)

3.	Full name of person(s) subject to the notification obligation: Christopher Horn

4.	Full name of shareholder(s) (if different from 3.): As above

5.	Notified details in respect of person(s) subject to the notification obligation:
5.1	Class/type of shares: Ordinary Shares / ADRs

5.2	Number of Shares: 2,338,414

5.3	Number of Voting Rights: 2,338,414

5.4	% of Total Voting Rights: 6.47%
6.	Date Company Informed: 4 August 2007

7.	Date of Notification by Company: 15 August 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: August 20, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer